Exhibit (a)(5)(v)

TRANSPORTADORA PE GAS DEL SUR S.A

Report of the Board of Directors

1) Background

The Board of Directors of Transportadora de Gas del Sur S.A, (hereinafter, “TGS” or the “Company”) issues this report required by the Rules passed by Argentina’s Securities and Exchange Commission (hereinafter, the “CNV”, as abbreviated in Spanish), as approved by General Resolution No. 622/2013 passed by the CNV (hereinafter, the “Rules”) in Title III; Chapter II, Part I; Section 3 c.l) and in Part V, Section 39 of the same Chapter (hereinafter, the “Report”); in relation to the notice received by WST S.A, (“WST”); PCT LLC (“PCT”) and Grupo Inversor Petroquímica S.L. (“GIP”) (WST, PCT and GIP hereinafter jointly referred to as “the Offerors”) last July 27, as regards a Mandatory Public Tender Offer (hereinafter, the “PTO”) of book-entry Class B common shares, with a par value equal to one Argentine Peso (ARS 1) each and carrying one voting right each currently issued and outstanding , representing up to 24.5% of TGS capital stock.

It is worth stating that the purpose of the PTO consists in complying with the provisions set forth in Section 87 et seq. of Law No. 26.831 governing Capital Markets (hereinafter, the “Capital Markets Act”) and in Part II; Chapter II; Title III of the Rules on mandatory public tender offers per change of control due to indirect acquisitions and “significant interest” acquisitions,

2) PTO features

In furtherance of issuing this Report, the Board of Directors of the Company considered the contents of the announcement made by the PTO published by the Offerors on the Bulletin of the Buenos Aires’ Stock Exchange on July 27, 2016 and on Cronista Comercial newspaper on July 28 and 29 and on August 1, 2016 (hereinafter, the “Announcement”). The Announcement included the following information:

2.1) Background of the Offerors.

GIP is a limited company organized under the laws of Spain and it is registered with the Court Files and Public Records Office - Business and Agencies (Dirección de Registros Públicos y Archivo Judicial - Comercio y Mandatos) in and for the Province of Mendoza, pursuant to the provisions set forth in Section 123 of the Business Organizations Law No. 19.550, as amended, (hereinafter, the “LGS”), on September 25, 2008, under file number 7075 of the Public Records of Limited Liability Companies. The company sets its domicile at Ebro 3, Madrid, Spain. For the purposes of Section 123 of the Business Organizations Act, the company sets its domicile in Argentina at España 177, Barrio Bombal (5500), City of Mendoza, Province of Mendoza, Argentine Republic.

WST is a corporation organized under the laws of the Argentine Republic, and it was registered with the General Bureau of Business Organizations (“IGJ”) on September 8, 2010, under Number 16.511 of Book 50 of Corporations. The company sets its domicile at Avda. Córdoba 1561, 2 Piso, in the Autonomous City of Buenos Aires, Argentine Republic.

PCT is a Limited Liability Company organized under the laws of the State of Delaware, United States of America, which is pending registration with the General Bureau of Business Organizations (as abbreviated “IGJ” in Spanish), on the basis of the terms set forth in Section 123 of the Business Organizations Act. The company sets its domicile at 850 New Burton Road, Suite 201, Dover, Delaware, 19904, United States of America. For the purposes of Section 123 of the Business Organizations Act, the company sets its domicile in Argentina at Avda, Leandro N. Alem 882 (1001); Autonomous City of Buenos Aires, Argentine Republic.

On July 18, 2016 the Offerors accepted an offer (hereinafter, the “Offer”) addressed to them by Pampa Energía S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A., in their capacities as sellers, for an indirect acquisition of shares and interests on the 50% of the common shares of stock of Compañía de Inversiones de Energía S.A (“CIESA”), for an aggregate amount equal to USD 241 MM, which shall be equal to a value per share at the exchange rate in force as of the date of acceptance of the Offer of ARS 18.02.

After the Offer has been accepted, the Offerors indirectly acquired shares and interests on the 50% of CIESA’s capital stock, which indirectly represents an indirect holding equivalent to 25.5% of TGS’ proportional capital stock.

To that effect, as provided for in Section 10, Part II “Compulsory Public Acquisition and Exchange Offers” of the Rules, the PTO shall be carried out for a maximum of Class B common shares which would represent up to 24.5% of TGS capital stock, which would result — subject to the degree of acceptance of the PTO by such TGS shareholders as may accept its terms and conditions — in a direct or an indirect acquisition by the Offerors of an aggregate amount of common shares representing a proportional amount equivalent to 50% of TGS’ capital stock and votes.

The administration bodies of the Offerors have represented that the respective companies shall be furnished with sufficient economic resources to secure compliance with the PTO and they have decided to promote and make the PTO, pursuant to the provisions set forth in Section 87 et seq. of the Capital Markets Act and in Part II; Chapter II; Title III of the Rules on mandatory public tender offers per change of control due to indirect acquisitions and “significant interest” acquisitions.

2.21 PTO Price

The unit price to be paid per each TGS’ Class B share which may be submitted by its shareholder for its acquisition by the Offeror during the PTO Reception Period shall be equal to ARS 18.20 (the “Price Offered”).

Such price shall be paid in Argentine Pesos within a term of 5 (five) business days following termination of the offer Reception Period. Upon presentation of the offer to each stock seller in the PTO, it shall be required that you state your situation as regards the capital income tax for the sale of shares pursuant to the Argentine Income Ta Act, as amended by Law No. 26.893 promulgated on September 20, 2013 (as amended) so that any applicable tax withholdings may be performed.

The Offerors have the opinion of two (2) independent appraisers with respect to the Price Offered, pursuant to the provisions set forth in Section 5, Part I, Chapter II, Title III of the Rules. Such opinions were submitted to the CNV last August 16.

The duties to pay the Price Offered shall be secured from time to time, in accordance with the provisions set forth in the Rules.

2.3) Term and conditions to accept the PTO

In accordance with the applicable provisions, the PTO shall be in full force and effect during a general term consisting of 20 trading days (hereinafter, the “General Term”) and an additional term (hereinafter, the “Additional Term”) consisting of 5 (five) trading days.

The date of commencement of the General Term shall be such date as may be informed from time to time to the market by publishing a new notice after having obtained the required authorization from the CNV in order to initiate the Offer Reception Period, and after all the remaining conditions precedent — to which the PTO is subject — have been met.

Upon expiration of the General Term, an Additional Term shall be granted, which shall be considered as from the closing of the General Term in order for any shareholders which may have not accepted the PTO within the General Term, may have a chance to do it within the Additional Term (the closing date of the Additional Term shall be the “Date of Expiration”).

The Offerors may extend the General Term and/or the Additional Term in accordance with the provisions in force (in which case, the “Date of Expiration” shall be such new date on which the Additional Term may expire upon the extension of the General Term and/or the Additional Term).

The “Offer Reception Period” shall be the term extending from the commencement of the General Term to the date of Expiration. Upon completion of the Additional Term (considering any extension thereof pursuant to the sentence above, where appropriate), the PTO shall mature and no further acceptances shall be received within the framework of the PTO.

The PTO shall be voluntarily accepted by the shareholders and it shall extend to cover all of the Class B shares of stock issued by TGS as of the Date of Expiration.

The PTO shall consist in TGS’ common Class B shares of stock for an amount not to exceed 24.5% of TGS total capital stock. In the event that any offers are received for a higher amount, the Offerors shall not be compelled to acquire any exceeding shares, and they shall be entitled to apportion, on a proportional basis, the amount of the offers accepted up to a total amount of shares acquired under the PTO representing up to 24.5% of TGS capital stock. Such shareholders as may decide to accept the PTO shall meet the formalities set out in the Prospectus in order to state their acceptance and make the presentations described therein.

2.4) PTO Conditions

The PTO shall be irrevocable and it may not be amended, withdrawn or left without effect, except for the cases and in the manner established in the PTO announcement, the PTO Prospectus and the applicable regulations. However, among other conditions specified in the Prospectus, its execution is subject to the fact that, prior to the opening of the Offer Reception Period the PTO authorization has been obtained and remains effective, under the terms established by the Offerors, by the CNV in accordance with the applicable regulations.

The shares and rights purchase and sale transaction that gave rise to the launching of the PTO has been notified to Argentina’s Regulatory Authority (hereinafter, the “ENARGAS”). Through ENARGAS Resolution 39/39, dated August 9, 2016, the ENARGAS’s inspector decided to approve the Transaction (Note ENRG/SD 7370 issued on August 10, 2016). Argentina’s Antitrust Authority (hereinafter, the “CNDC”) has also been notified pursuant to the regulations in force.

2.5) Other considerations

The PTO’s final terms and conditions shall be specified in the PTO’s Prospectus and in any other document related to the PTO once the necessary approvals and authorizations are obtained, which shall be timely informed to the shareholders.

2.6) Authorization to make the Public Tender

The authorization request to make the PTO was submitted on August 16, 2016 by the Offerors before the CNV. The authorization therefor, including the Price Offered , has not been granted yet by the CNV.

3) Opinion of independent appraisers requested by the Offerors

On August 16, 2016, the Offerors delivered 2 (two) reports from independent appraisers required by the Offerors, in compliance of the provisions set forth in Section 5, Part I, Chapter II, Title III of the Regulations. Said reports, the methodologies and conclusions of which are summarized below, were intended to express an opinion regarding the reasonable price range for the shares and were submitted by TGS before the CNV on the last August 17.

3.1) Opinion of the firm “Quantum - Finanzas S.A.”

3.1.1) Methodology used

Methodology used	Allocated weighting	Minimum and Maximum Values (ARS per share)
Discounted Cash Flows	80%	16.8 - 19.3
Multiples applicable to comparable companies	20%	17.4 - 18.7
Weighted Price		17.0 - 19.2

The firm “Quantum Finanzas S.A” states in its report that the proportionate value method does not take into account the capacity to generate earnings, the expected capital appreciation and the future cash generation of an ongoing concern. Therefore, said valuation method was not considered convenient to be weighted in estimating the reasonable value.

Likewise, the 6 (six)-month average share market price method was not considered in the weighting either, in the understanding that it is not representative of the actual value of the Company, since during the mentioned 6 (six)-month period certain events occurred in Argentina which have altered the political, macroeconomic and business circumstances and, therefore, the Company’s value, as well as the depth of the secondary market of shares is limited.

3.1.2) Conclusion

The firm “Quantum Finanzas S.A. ” considers that, from the economic-financial standpoint, the Price Offered is reasonable.

3.2) Opinion of the firm “Finanzas & Gestión S.A. ”

3.2.1) Methodology used:

Methodology used	Allocated Weighting	Prices Low / Medium / High (ARS per share)
Discounted Cash Flows - - - -	65%	17.72 - 18.68 - 19.74
Share Reference Prices	30%	18.39 - 18.39 - 18.39
Equity Value of the Share of Stock	5%	2.41 - 2.41 - 2.41
Weighted Price - - - - - - - - - - - - - -		17.15 - 17.78 - 18.47

The firm “Finanzas & Gestión S.A.” states in its report that no reference transactions have been identified which may offer adequate and relevant references for assessing the Company’s capital stock value.

3.2.2) Conclusion

The firm Finanzas & Gestión S.A. considers that the Price Offered by the Offerors is reasonable and equitable from an economic and financial standpoint.

4) Opinion of the independent appraiser requested by the Company

Pursuant to the Regulations of the CNV, for the purposes hereof, TGS hired the services of the firm “Bach Capital S.A.” in order for it to provide an independent analysis regarding the reasonableness of the Price Offered from the financial standpoint.

4.1.1) Methodology used:

Methodology used	Allocated Weighting	Prices Minimum / Base / Maximum (ARS per share)
Discounted Cash Flows	80%	16.81 - 18.07 - 19.33
Average of the share negotiation values during the semester immediately preceding the offer	20%	18.39 - 18.39 - 18.39
Weighted Price		17.12 - 18.13 - 19.15

The firm “Bach Capital S.A.” states in its report that it does not consider for the purposes of its assessment of the price reasonableness, the method of the proportionate equity value, since it is an elastic method that reflects the accumulation of historical accrued income (loss) and dividends, but does not duly contemplate the Company’s capacity of generating future economic benefits.

4.2) Comments on the reports of the two appraisers hired by the Offerors.

The firm “Bach Capital S.A. ” states in its report that it has read the reports of the appraisers hired by the Offerors and that, on the grounds that the opinions rendered by both firms are consistent with its own opinion, they have no comments to make whatsoever.

4.3) Conclusion

The firm “Bach Capital S.A.” considers that the Price Offered by the Offerors is reasonable and equitable.

5) Opinion of the Board of Directors regarding the reasonableness of the Price Offered and Technical Recommendation

Based on the conclusions of the Report issued by the consulting firm “Bach Capital S.A.” and on its opinion regarding the work performed by the firms “Quantum Finanzas S.A” and “Finanzas y Gestión S.A”, both hired by the Offerors, the Board of Directors of the Company considers that the Price Offered in the Announcement is reasonable and equitable, pursuant to the applicable regulations.

Consequently, the Board of Directors of the Company recommends the Shareholders, as far as the PTO remains effective, to consider the Price Offered as a reasonable and equitable price, since it adequately contemplates the parameters included in the Law on Capital Market and the applicable regulations.

5.1) Limitations to the recommendation made by the Board of Directors

Notwithstanding the foregoing, the Shareholders shall take into account that:

I. The recommendation made by the Board of Directors of the Company is not binding for the Shareholders;

II. The opinion of the Board of Directors of the Company must be understood as an additional element among others which Shareholders shall consider to assess the PTO;

III. The acceptance or rejection of the PTO must answer to an individual analysis each Shareholder must make according to its specific circumstances and on the basis of the specific counseling it deems necessary to ire for the purpose of performing such analysis.

IV. The PTO is subject to the CNV’s approval, as mentioned in paragraph 2.6 hereof.

6) Decisions made or imminent or that are under analysis to be made with reasonable possibilities of being adopted which, in the opinion of the Board of Directors are relevant for the purposes of the acceptance or rejection of the Offer.

We hereby inform that there are no decisions made or imminent or that are under analysis to be made with reasonable possibilities of being adopted which, in the opinion of the Board of Directors are relevant for the purposes of the acceptance or rejection of the Offer.

7) Agreements between the Company or the Company’s members of the managing body and the Offeror.

There are no agreements between the Company and the Offerors. There are no agreements between the members of the Company’s managing body and the Offerors, either. However, Directors Luis Fallo and Gregorio Werthein maintain professional relationships with the Offerors and, therefore, they have abstained from deliberating or voting regarding the Price Offered and the drafting of this Report.

8) Acceptance or rejection of the Offer by first-class Directors and Managers of the Company who are shareholders.

The first-class Directors and Managers of the Company hold no shares issued by the Company, except for Mr. Carlos Olivieri, who represents being entitled to Class B shares of the Company, declares that the Price Offered is reasonable and informs that he will maintain his shareholding in the Company.

August 22, 2016. Buenos Aires.

/s/ Gustavo Mariani

Gustavo Mariani

Chairman of the Board of Directors